

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 26, 2007

<u>via U.S. Mail</u>

Mr. William E. Joor III
Executive Vice President
Regency GP LLC
1700 Pacific, Suite 2900
Dallas, Texas 75201

   Re: **Regency Energy Partners LP, et al.**
       Registration Statement on Form S-3
       Filed April 2, 2007, as amended
       File No. 333-141809

       Registration Statement on Form S-4
       Filed April 2, 2007
       File No. 333-141764

       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed March 30, 2007
       File No. 0-51757

Dear Mr. Joor:

   We have limited our review of the above filings to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1.   Please revise the prospectus for the offering of your common units that may be
        sold in one or more secondary offerings by the selling unitholders to fully disclose
        the material aspects of the primary offering of common units and debt securities.
        We note that the unallocated primary shelf offering constitutes approximately
        $710M of the $1B being registered.

Exhibit 5.1

2.   Obtain a new opinion of counsel that addresses each of the following items:

        •   in the fifth paragraph, which begins "Based upon…" it appears that counsel
            has omitted the word "when," since the paragraph ends with "then the
            Common Units will be validly issued, fully paid and non-assessable.";
        •   the opinion only covers the common units, but the registration statement also
            purports to register debt and guarantees;
        •   the opinion includes assumptions that are inappropriate with regard to the
            portion being offered by selling unitholders; and
        •   the limitation to only Delaware law is inappropriate insofar as four of the co-
            registrant subsidiaries, likely to be guarantors of any debt to be issued, are
            incorporated in Texas or Louisiana.

        We may have further comment.

3.   Acknowledge that you will file an opinion of counsel with a post-effective
        amendment each time the Company takes securities off the shelf. This opinion
        will need to provide the details omitted from the version of the opinion filed prior
        to effectiveness. Also, prior to effectiveness, obtain and file a new or expanded
        opinion that provides all necessary details regarding the selling unitholder portion.

Registration Statement on Form S-4

General

4.   The staff notes that you are registering the new notes in reliance on the staff's
        position enunciated in Exxon Capital Holdings Corporation, SEC no-action letter
        (available April 13, 1989); Morgan Stanley & Co. Incorporated, SEC no-action
        letter (available June 5, 1991) regarding resales; and Shearman & Sterling, SEC
        no-action letter (available July 2, 1993) with respect to the participation of broker-
        dealers. Accordingly, with the next amendment please provide us with a
        supplemental letter:

- stating that the issuer is registering the exchange offer in reliance upon these letters, and

- including statements and representations substantially in the form set forth in the <u>Morgan Stanley</u> and <u>Shearman & Sterling</u> no-action letters.

We may comment further upon reviewing your response.

<u>Where You Can Find More Information, page 73</u>

5.   Revise to update the list of filings being incorporated by reference. For instance, we note that the filing fails to incorporate by reference all required Exchange Act filings, such as various filings on Form 8-K that were made after December 31, 2006. See Item 11 of Form S-4.

<u>Exhibit 5.1</u>

6.   Please obtain and file a revised opinion of counsel that addresses all jurisdictions in which each co-registrant is incorporated. For instance, we note that the opinion currently is limited to Delaware and New York law, even though four of the co-registrant subsidiary guarantors are incorporated in Texas or Louisiana.

<u>Form 10-K for the Fiscal Year Ended December 31, 2006</u>

7.   We note that you checked the box for "non-accelerated filer" on the cover page, and the Section 302 certifications omit paragraph 4(b), allegedly pursuant to Release 34-47986. However, reference to Exchange Act Rule 12b-2 suggests that the Company falls within the definition of an "accelerated filer." Please advise or revise.

<u>Closing Comments</u>

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Wynn
T. Levenberg

<u>via facsimile</u>
Dan A. Fleckman, Esq.
Vinson & Elkins LLP
(713) 615-5859